UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Corporate Taxpayer’s ID (CNPJ/MF) 02.808.708/0001-07
Corporate Registry ID (NIRE) 35.300.157.770

Publicly-Held Company

Dear Shareholders,

We propose the approval of, in the Company's ordinary and extraordinary general meetings to be held next April 28th, 2008, the issuance of 2,458,565 common shares and 1,933,729 preferred shares, at the price of R$111.48 and R$123.30, respectively. Of the shares then issued, 1,813,659 common shares and 851.980 preferred shares will be subscribed and paid-in upon by Interbrew International B.V. and AmBrew S/A, both subsidiaries of InBev N.V./S.A. and controlling shareholders of the Company, through the partial capitalization of the tax benefit obtained by the Company with the partial amortization of the special premium reserve in the fiscal year of 2007, pursuant to article 7 of CVM’s Normative Ruling No. 319/99, resulting in an increase of the Company’s capital in the amount of R$307,235,839.32, which shall result in an increase from the current amount of R$6.105.206.551,55 to the amount of R$6.412.442.390,87.

It will be granted to the Company’s remaining shareholders the right to subscribe up to 644,906 common shares and 1,081,749 preferred shares, in the proportion of 0.715369046% of their respective corporate interests held on the date of the extraordinary general meeting, with due regard to the share types, at the same price referred to in the above paragraph, for payment in cash upon subscription.

The subscription right may be exercised by the Company’s shareholders within a 30-day period initiating on the publication of the corresponding notice, being the Company’s Board of Directors empowered to, upon the ending of the referred period, with due regard to the possible exercise of the right to subscribe pro rata the remaining shares and, as the case may be, after the auction of the undivided balance of shares in the stock exchange, verify the subscription actually occurred of shares exceeding the original subscription by the controlling shareholders referred to in the first paragraph, proceeding with the filing of the relevant resolution with the Registrar of Companies (Law No. 6,404/76, Article 166). The credit of the subscribed shares will be made on the next day following the aforementioned Board of Directors Meeting.

The shares issued will participate in equal conditions in all benefits, including dividends and possible capital remunerations that may be declared by the Company after the Board of Directors Meeting that verifies the subscription.

Since the new shares will not be registered under the Securities Act of 1933, the right to subscribe may not be offered or sold in the United States of America nor to North-Americans.

Notwithstanding the preceding paragraph, all of Company’s shareholders willing to negotiate their subscription rights may do so, provided that the shareholders whose shares are held in custody with Banco Itaú S.A. must request from such institution the respective assignment of rights bulletin, which will be issued by Banco Itaú S.A., or instruct their preferred dealer to negotiate it directly in the stock exchanges.

Once a bulletin for the assignment of rights is issued, as provided for in the preceding paragraph, and upon the consummation of such an assignment of rights, the assignor must sign the overleaf of the referred bulletin and have his/its signature notarized.

We also propose the approval of, in the Company's extraordinary general meeting to be held next April 28th, 2008, an increase on the corporate capital, on the amount of R$131,672,545.74, corresponding to the capitalization of the remaining tax benefit resulting from the partial amortization of the special premium reserve in the fiscal year of 2007, pursuant to article 7 of CVM’s Normative Ruling No. 319/99, without the issuance of new shares, resulting in an increase of the Company’s capital from the amount of R$6,412,442,390.87 to the amount of R$6,544,114,936.61.

São Paulo, April 14th, 2008.

The Management
Companhia de Bebidas das Américas - AmBev

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2008

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations